Mail Stop 4720

December 1, 2009

Mr. Norman L. Frohreich
President and CEO.
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

> **Re:** **FullCircle Registry, Inc.**
> **Amendment Number 3 to Registration Statement on Form S-1**
> **Filed November 16, 2009**
> **File No. 333-152062**

Dear Mr. Frohreich:

We have reviewed your amendment and response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your response to Comment 3 and reissue the comment in part. We note that your exhibit list includes reference to a "Specimen Stock Certificate" under Exhibit 10.5 but that you have not included this certificate as an exhibit. Please file the instruments defining the rights of the preferred shareholders as exhibits pursuant to Item 601 of Regulation S-K.

2. We note your response to Comment 5 and your statement that references to the doubling of revenues has been removed from the registration statement. However, we note that page 7 of your registration statement included disclosure that you believe that a doubling of revenue is attainable. Please revise your registration statement to delete this statement.

Cover Page

3. We note your response to Comment 9 and reissue the comment in part. Please revise your cover page to clearly state that your offering is a best efforts offering. In addition, please disclose the most recent closing price for your common stock following reference to the conversion rate for the preferred stock.

Prospectus Summary, page 5

4. We note your response to Comment 18 and that you have included the "MISO Agreement Compensation Schedule" under Exhibit A to Exhibit 10.3. However, it appears that information under the headings "Types of Merchant," "Merchant Discount Rate", and "Disbursement Fee" has been redacted from the agreement. Please note that if you intend to request confidential treatment for the information you have redacted from the exhibit you must follow the procedures outlined under Rule 406 of the Securities Act of 1933. Please also refer to Division of Corporation Finance Staff Legal Bulletin No. 1 and its Addendum available on our website at www.sec.gov/interps/legal/slbcf1r.htm.

    If you have not redacted information from Exhibit 10.3, please confirm that the agreement filed as Exhibit 10.3 reflects the complete agreement and that no information has been omitted from the original agreement.

About Us, page 5

5. Please expand the discussion to indicate fact you have experienced only minimal revenues to date and the extent of your cumulative losses.

FullCircle Insurance Agency, Inc. Revenue Projections, page 6

6. If retained, please relocate the projection and related discussions on pages 6-13 to an appropriate subsection of your description of business and business plan beginning on page 34. The inclusion of such a detailed analysis in the summary may make it difficult for investor comprehension without an appropriate context for the presentation.

AMPOII Database, page 7

7. In response to Comment 30, we note that you have included excerpts from your Form 10-KSB for the fiscal year ended December 31, 2006 regarding the GE Wellness Contract and

the prior use of the AMPO II database. To avoid potential confusion in regard to your current business plans, please revise your disclosure to provide a summary of your use of the AMPO II database in relation to the GE Wellness and other GE agreements, instead of excerpting disclosure from prior filings.

8. Please expand the discussion to not only discuss the development of the plan and database in 2006 and 2007, but also the current status of the database and plans that were under development and that you anticipated to begin marketing in mid 2007. For example, how many participants do you currently have in the GE Dental and Vision programs and the GE Legal and ID Theft Programs.

Offering, Page 14

9. We note your disclosure that you plan to market this offering on your website, PRs, and with friends and associates of the Company. Please revise your disclosure to explain the meaning of the term "PRs."

Risk Factors, page 17

10. We note that you have included additional disclosure in relation to the lack of a current market for shares of your preferred stock in response to Comment 9. Please expand your risk factor disclosure to include a separate risk factor entitled "There Is No Current Market for Our Shares of Preferred Stock and No Market Will Develop. Accordingly, Investors will not be able to sell their shares of Preferred Stock." Your risk factor discussion should include the information you disclose under the heading "There Is No Current Market for Our Shares of Preferred Stock" on page 24 of the prospectus. The discussion under the risk factor should also indicate that shares of preferred stock cannot be sold or transferred and can only be converted into common stock which is currently valued at a price lower that the offering price for the preferred stock.

11. We note your response to Comment 28 and that you have added disclosure to a prior risk factor in relation to the fact that your financial statements have been prepared on a going concern basis. Please revise your risk factors disclosure to include a separate risk factor which addresses your ability to continue as a going concern. Please also expand your discussion to note that losses and negative cash flows could cause you to cease operations.

"There is extensive competition in the insurance marketplace…," page 18

12. We note your response to Comment 32 and reissue the comment in part. Please remove reference to the major accounting firm and major brokerage firm in your risk factor in light of the early stage of your Company's proposed business.

Results of Operations for the six-month period ending June 30, 2009 and June 30, 2008, and for the years ending December 31, 2008 and 2007, page 26

Factors That May Impact Future Results, page 31

13. We note your response to Comment 37 and reissue the comment. Please update your disclosure to identify the specific terms, issues, or items being currently negotiated between management and shareholders regarding potential financing. Please note, we asking about the specific negotiations that are currently occurring between management and shareholders not about the existence of agreements between management and shareholders.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 45

14. We note your response and revised disclosure in relation to Comment 42. We note that your ownership table does not include tabular disclosure of the security ownership of any person known to be the beneficial owner of more than five percent of any class of voting securities as required under Item 403(a) of Regulation S-K. Please revise your table, as necessary, to disclose the shares of any such individual.

    Please note that while the shares of an individual owning more than five percent of your voting stock is required to be disclosed, these shares should not to be included in the calculation of the aggregate amount of shares owned by executive officers and directors as a group required to be disclosed under Item 403(b) of Regulation S-K.

15. We note there is no footnote 4. Please advise or revise as appropriate.

Financial Statements

16. Please update your financial information throughout the filing in accordance with Rule 3-12 of Regulation S-X.

Note 1. Significant Accounting Policies

b. Accounting Method & Revenue Recognition, page F-7

17. We acknowledge your response to prior comment 45. You disclose that "The Company recognizes income and expenses on the accrual basis of accounting." In your revised disclosure you state that:

    - "When policies are sold we have no knowledge of what the premiums will be or if they will be accepted by the insurance company since most insurance policies require medical exams, which then determine the cost of the policy. These policies go to underwriters and acceptance or denial of the policy occurs. We are usually informed when the documentation and the commission check arrives. The customer usually pays the first premium with the application. It is refunded if the policy is rejected. At no time have we known the amount before payment for insurance policies. Approximations will not be booked."

- "We keep the books open for two weeks after the accounting period to provide for an accurate accounting of our expenses. After two weeks we then close the books so that we can file our 10Q and 10K reports on a timely basis. Because of the nature of our business we have no on-going obligations with the exception of professional legal, accounting and auditing services and that information is unknown until we receive those invoices. All other materials and services are processed on a pay-as-you go process."

Since you do not account for your commission revenues earned and expenses incurred until payment or an invoice is received, it does not appear that your financial statements are prepared on the accrual basis of accounting. Given the disclosures in your significant accounting policies, please tell us why you believe your financial statements are prepared on the accrual basis.

m. Intangible Assets, page F-11

18. We acknowledge your response to prior comment 48. Please address the following:

- Tell us the factors that you considered in revising the useful life of the intangible asset from 15 years to the five year life estimated in the valuation report; and

- Tell us the accounting literature you relied upon to account for the change in the estimated useful life as a change in accounting estimate rather than a correction of an error that would require restatement of your financial statements.

Note 8. Warrants, page F-15

19. We acknowledge your response to prior comment 49. In your response you state that you "made the proper entries to correct the situation." Please provide us with the journal entries made to reflect the cancellation of the warrants in 2007. In addition, please disclose, if true, that the warrants were actually cancelled in 2004, but were not properly reflected in the accounting records of the company at that time and therefore an adjustment was made in 2007 to properly reflect the cancellation of the warrants.

Part II. Items Not Required In Prospectus, page II-1

Item 12. Recent Sale of Unregistered Securities, page II-1

20. We note your disclosure that you have had no recent sales of unregistered securities on page
    II-1 of your registration statement. However, we note that your disclosure on page 46
    identifies several transactions involving the sale of unregistered securities. Please revise
    your filing to address this inconsistency and ensure that you have provided the disclosure
    required under Item 15 of Form S-1 and Item 701 of Regulation S-K.

                              *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing
  effective, it does not foreclose the Commission from taking any action with respect to the
  filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring
  the filing effective, does not relieve the company from its full responsibility for the adequacy
  and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in
  any proceeding initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551- 3627or Gus Rodriguez at (202) 551-3752 if you have questions on the accounting comments, financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or John Krug (202) 551-3862 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew D. Watkins
        Lynch, Cox, Gilman & Mahan, PSC
        500 W. Jefferson St., Suite 2100
        Louisville, Kentucky 40202